July 14, 2025

Shibin Wang
Chief Executive Officer
Chenghe Acquisition III Co.
38 Beach Road #29-11
South Beach Tower, Singapore, 189767

       Re: Chenghe Acquisition III Co.
           Registration Statement on Form S-1
           Filed July 3, 2025
           File No. 333-288524
Dear Shibin Wang:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed July 3, 2025
Cover Page

1. We acknowledge your response to prior comment 1. We note that your co-sponsors and most of your executive officers and directors are located in or have significant ties to China. Please revise here and relevant sections throughout the prospectus to clarify whether the co-sponsors are located in China, including Hong Kong.
2. We note that the founders shares after this offering will account for 25% of the total outstanding ordinary shares. Please reconcile the disclosure on page 106, which continues to refer to the percentage ownership after this offering at 20%. In addition, we note references throughout the prospectus to the total amount held by the initial shareholders after this offering at 26%. Please reconcile with the principal shareholders table on page 177, which reflects total ownership after this offering at
       27.8%.
 July 14, 2025
Page 2

Dilution, page 48

3. We acknowledge your response to prior comment 9. We note the narrative outside the table on page 49 states that for purposes of presenting the maximum redemptions scenario, you have reduced your NTBV after this offering by $110 million because holders of up to 100% of the public shares may exercise their redemption rights.
       Please reconcile with the dilution table, which reflects the limitation under your amended and restated memorandum and articles of association that will prohibit redemptions in an amount that would cause your net tangible assets, after payment of the deferred underwriting commissions, to be less than $5,000,001.
Risk Factors
We may approve an amendment or waiver of the letter agreement . . ., page 101

4. Please revise to clarify whether the letter agreement contains restrictions on the transfer of membership interests, as indirect transfers of your securities, which is suggested in the current disclosure. If the Sponsor, its affiliates, and promoters can indirectly transfer your securities, including through the transfer of Sponsor membership interests, please disclose the circumstances or arrangements
       under which such transfer can be made. Please see Item 1603(a)(6) of Regulation S-
       K.
Certain Relationships and Related Party Transactions, page 182

5. We note the disclosure added about the activities that may be provided by CBC
       Securities in the future. Please revise to provide the disclosure required by Item 404 of
       Regulation S-K for the services being provided in connection with this offering.
Underwriting , page 216

6. Please tell us whether CBC Securities plans to make a market in the securities. If so, amend the registration statement to register the market-making activities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 July 14, 2025
Page 3

       Please contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Chris E. Centrich